Filed by Express Scripts, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200
IMPORTANT INFORMATION
This material is not a substitute for the prospectus/proxy statement Express Scripts and Caremark would file with the Securities and Exchange Commission (“SEC”) if an agreement between Express Scripts and Caremark is reached or any other documents which Express Scripts may send to shareholders in connection with the proposed transaction. Investors are urged to read any such documents, when available, because they will contain important information. Such documents would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Express Scripts, 13900 Riverport Dr., Maryland Heights, Missouri, Attn: Corporate Secretary, or MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com.
Express Scripts and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Express Scripts or Caremark shareholders in connection with the proposed transaction. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ proxy statement, dated April 18, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.
This material relates to a business combination transaction with Caremark proposed by Express Scripts which may become the subject of a registration statement filed with the SEC. Investors and security holders are advised to read this document and all other applicable documents if and when they become available because they will include important information. Investors and security holders may obtain a free copy of any documents filed by Express Scripts with the SEC at the SEC’s website (www.sec.gov) or by directing a request to Express Scripts at the address set forth above or MacKenzie Partners, Inc. at the telephone number and email address set forth above.

FINAL TRANSCRIPT
ESRX — Express Scripts Proposes to Acquire Caremark
Event Date/Time: Dec. 18. 2006 / 10:00AM ET
www.streetevents.com
© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.
CORPORATE PARTICIPANTS
David Myers
Express Scripts, Inc. — VP of IR
George Paz
Express Scripts, Inc. — President, CEO
Ed Stiften
Express Scripts, Inc. — SVP, CFO
CONFERENCE CALL PARTICIPANTS
Robert Willoughby
Banc of America Securities — Analyst
Larry Marsh
Lehman Brothers — Analyst
Tom Gallucci
Merrill Lynch — Analyst
Glen Santangelo
Credit Suisse — Analyst
Kemp Dolliver
Cowen and Company — Analyst
John Kreger
William Blair — Analyst
Andy Speller
A.G. Edwards — Analyst
Lisa Gill
JP Morgan — Analyst
PRESENTATION
Operator
Good morning, everyone. My name is Carly and I will be your conference operator today. At this time I would like to welcome everyone to the Express Scripts Conference Call to discuss the Company’s proposed acquisition of Caremark. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there’ll be a question-and-answer session. [OPERATOR INSTRUCTIONS] At this time, it is my pleasure to turn the call over to your Host, Mr. Myers. Sir, you may begin your conference.
David Myers - Express Scripts, Inc. — VP of IR
Thank you, operator, and good morning, everyone. I’m David Myers, Vice President of Investor Relations of Express Scripts, with me this morning are George Paz our President, CEO and Chairman and Ed Stiften our CFO. Earlier this morning, Express Scripts announced its proposal to acquire Caremark. A copy of the press release we issued as well as the slide presentation for today’s conference call can be found on our Web site at Express-Scripts.com.
Before we begin, I need to read the following. Statements or comments made on this conference call may be forward-looking statements and may include but are not necessarily limited to financial projections or other statements of the Company’s plans, objective, expectations, or intentions. These matters involve certain risks and uncertainties. The Company’s actual results may differ significantly from those projected or suggested in any forward-looking statements due to a variety of factors which are discussed in detail in our SEC filings.

In addition, the reconciliation of EBITDA to the net income and net cash provided by operating activities can be found on our Web site, also at Express-Scripts.com. With that, I’ll now turn the call over George Paz who will discuss this morning’s announcement.
George Paz - Express Scripts, Inc. — President, CEO
Thank you, David, and good morning, everyone. Let’s begin on Slide 4. As most of you know, earlier this morning we announced our proposal to acquire all of the outstanding shares of Caremark for $58.50 in cash and stock. An Express Scripts-Caremark merger represents an exciting opportunity for both of our companies and represents an affirmation of our confidence in the value the PBM model brings to shareholders, clients, and patients. By combining we’ll create the world’s preeminent PBM uniquely positioned to generate substantial stockholder value.
As a combined company Express Scripts and Caremark will continue to offer the high quality service that plan sponsors and patients have come to expect over the years. By utilizing the best talents and resources from both companies, we will extend our position as the recognized leader in generic utilization and other drug cost management programs. Advantages in these areas allow us to pass on greater savings for our planned sponsors and their members. In that regard, an Express Scripts-Caremark combination will benefit from the unique growth opportunities in the industry, as well from broader and more comprehensive specialty management capabilities. We are also keenly focused on reducing overall cost through efficiencies. As one company, the enlarged scale of Express Scripts and Caremark will allow us to do exactly that through increasing our purchasing power and capturing significant operating synergies. Since our inception, we have made prudent business decisions that we believe best position the Company for continued growth. With this transaction, we will continue to have a strong financial profile driven by consistent and increasing cash flow. Before synergies, the two companies are expected to generate 2006 EBITDA in excess of $2.7 billion. Importantly, Express Scripts expects that the transaction will be neutral to GAAP earnings per year in the first full year following closing and significantly accretive thereafter.
On Slide 5, I would like to discuss our enhanced ability to benefit from industry trends. Our role as a pharmacy benefit manager is to make the use of prescription drugs safer and more affordable. In addition our business model is built around the alignment of interest with planned sponsors and patients. As we save our clients money, our financial performance improves. Pharmaceutical costs continue to represent the fastest-growing component of health care. By creating the world’s preeminent pharmacy benefit management company, we will continue to make use of prescription drugs, including biopharmaceuticals safer and more affordable for plan sponsors and patients.
Together, we will have the size, scale, and financial strength to expand the markets we serve and enhance our value proposition through more efficient cost management capabilities and unparalleled service offerings. There is no greater evidence that our interests are aligned than that the fact that our industry-leading generic utilization reached a record 58.3% last quarter. This year, we made changes to our formulary design to help our plan sponsors take advantage of the unprecedented opportunity offered by new generics that enter the marketplace.
For example, we have experienced more than a 22 percentage point reduction in Lipitor’s market share in our book of business, compared to a 7% decrease nationwide. With approximately half that market share movement going to a generic statins. As a result, we saved plan sponsor and patients approximately $100 million this year. Branded drugs with current sales of approximately $50 billion will lose patent protection. We are confident that the collective resources of our two organizations will benefit plan sponsors and patients the greater use of cost effective generic drugs. This transaction will position us and our clients to continue to benefit from these trends. Plan sponsors interest in innovative plan benefit designs is increasing, particularly around programs with an expanded consumer role.
Our independence as a pharmacy benefit manager provides planned sponsors with the greater choices and maximum flexibility. We benefit by offering the consumer the choice of the lowest cost point. Our combined companies will also deliver increased benefits to our seniors, who are enrolled in Medicare Part D programs that we manage. We believe our financial performance will continue to benefit from increased generic utilization, home delivery, and specialty pharmacy management. Because our interests are aligned with plan sponsors and patients, our enhanced growth as a combined company will produce significant savings.
Slide 6. This slide shows how we profit by aligning ourselves by lowering costs. We intentionally price our businesses that we make the least amount of money on drugs that cost our clients and members the greatest amount. We make the least amount of profit on retail brand drugs because these drugs cost our plan sponsors and patients the most amount of money. We make slightly more on a home delivery brand because we are delivering savings. We make more on a retail generic drug than a brand drug through the mail because we are delivering greater savings but the win-win situation as a home delivery generic. This represents a lowest drug cost for our plan sponsors and patients and our highest profit potential per claim for our company. We are obviously not indifferent as to the delivery channel that our plan sponsors and patients choose.
In addition to lower drug costs, home delivery promotes increased formulary compliance and generic utilization. Our pharmacists in our home delivery facilities take the time to facilitate the substitution of a generic drug for a branded drug, resulting in significantly greater success than a retail pharmacy. Home delivery offers a particularly strong opportunity, increases the value we provide to our plan sponsors and patients.
Slide 7. On this slide, you will see the terms of the transaction. Now that I’ve outlined why our offer is so compelling for both companies and their stockholders, especially in light of our industry dynamics, let me take a minute to review the details of the offer terms. We are proposing to acquire Caremark for $58.50 per share in a cash and stock transaction valued at approximately $26 billion based on our closing stock price on Friday, December 15.
Under the terms of this offer, Caremark stockholders will receive $29.25 in cash and 0.426 shares of Express Script stock for each share of Caremark stock they own. Upon completion of this transaction as anticipated that Caremark stockholders would own approximately 57% of the combined company and Express Scripts stockholders would own approximately 43%. We anticipate that the proposed transaction will be completed in third quarter of 2007. Based on the closing share price of the common stock for CVS and Express Scripts, on December 15, our offer represents a 15% premium over the all stock purchase price we paid by Caremark to be paid to Caremark stockholders in this acquisition by CVS.
Furthermore, our offer represents a 22% premium over Caremark’s average closing stock price since November 1, the day of acquisition by CVS was announced. Our offer is structured so that the receipt of the stock portion by Caremark stockholders would be tax-free. There are a few other details I would like to point out.
First, the proposed transaction is expected to generate annual cost synergies of approximately $500 million, which we believe is just one of the many reasons why this combination is so compelling. Ed will provide more details around these cost synergies in a few minutes. Finally, I would like to note that Express Scripts has received commitment letters from Citigroup and Credit Suisse to fully finance the proposed transaction.
Slide 8. As you know, last month, Caremark and CVS announced that they had signed a definitive merger agreement. We believe that our offer constitutes a superior proposal under the terms of that merger agreement. We are confident that an Express Scripts-Caremark combination presents greater strategic and financial benefits than the CVS-Caremark transaction and there are a number of reasons why.
First of all, our offer delivers a meaningful premium and a significantly higher absolute value to Caremark stockholders than the CVS transaction. Given that we are offering Caremark stockholders a substantial portion of consideration cash, our offer also provides greater certainty of value. As discussed earlier, an Express Scripts-Caremark combination provides us with an enhanced ability to capture increased purchasing power and operating efficiencies greater than those in the CVS-Caremark transaction.
In addition we expect that our transaction will be neutral to GAAP earnings per share in the first full year following closing and significantly accretive thereafter. Excluding transaction-related amortization, the transaction is significantly accretive to earnings per share in the first full year following closing. Furthermore, our track record of growth has been outstanding and superior to CVS. As a combined company, Express Scripts and Caremark will have significant growth opportunity that provide upside potential to stockholders of both companies. When you consider our offer in its totality, it is clearly a compelling one for Caremark and Caremark stockholders. We believe it is obviously a superior proposal to the CVS transaction and look forward to Caremark’s board working with us to complete this transaction.
I’d now like to turn the call over to Ed Stiften, our CFO, who will continue the financial details of our offer in more depth. Ed?
Ed Stiften - Express Scripts, Inc. — SVP, CFO
Thank you, George. Let’s turn to Slide 9, please. We believe our offer is compelling financially and the numbers certainly support that conviction. Express Scripts and Caremark have track records of significant EPS growth and together we will grow on an even more accelerated basis. As George just mentioned, we expect that an Express Scripts-Caremark transaction will be neutral to GAAP earnings per share in the first full year following closing, and significantly accretive thereafter. When you calculate the relevant numbers, excluding transaction related amortization our transaction is even more accretive to earnings per share.
Slide 10 demonstrates the significant cost synergy opportunity in this transaction. We expect to generate annual cost savings of approximately $500 million. We believe the cost savings we’ve identified are highly achievable and follow into two specific categories. Of the $500 million, we expect approximately 70 to 80% to come from increased purchasing power resulting from lower retail and home delivery drug cost, lower specialty pharmacy drug cost and increased manufacturing discounts. The remaining 20 to 30% come from operating efficiencies including lower SG&A and lower direct processing costs.
Turning to Slide 11, I also want to give you a little bit more detail on the offer value, consideration, and financing. As George mentioned earlier, we have received commitment letters from Citigroup and Credit Suisse to fully finance the proposed transaction. First I’ll walk through the components of our offer. The 50% equity portion based on Friday’s closing price of our stock amounts to $12.8 billion. Add to that the $13.4 billion of financing along with the $1.7 billion in cash from the combined balance sheet you come to the total source of funds.
Taking a look at how that $27.9 billion in total uses of funds breaks down, the majority of it will be used do purchase Caremark equity. The offer price of $58.50 per Caremark share translates into $25.5 billion for the purchase of all the outstanding common stock of Caremark. An additional $1.3 billion will be committed to refinancing Express Scripts current debt. The balance of the 1.1 billion covers the cash impact of the payment of Caremark break-up fee under the terms of its merger agreement with CVS and other transaction-related expenses.
The key financial takeaway for this transaction is shown clearly on Slide 12. That is, to appreciate the enourmous free cash flow generation of Express Scripts and Caremark combined will allow us to swiftly and steadily deliver and return to our historical total debt to EBITDA leverage. The important metric here is based on 2006 numbers, the two companies generate a pro forma EBITDA greater than $2.7 billion before synergies.
This ability to generate such strong free cash flow will allow us to return to our target debt to EBITDA ratios of 1-2x in approximately three years. Part of the picture here is the $500 million in synergies that we have identified, which I spoke about a moment ago. What is important to note on Slide 13, is that while Express Scripts has enjoyed a history of organic growth, we have also had a long and successful track record of growth through acquisitions. Since 1998, we have successfully completed five major acquisitions, including two that double the size of our company.
Looking at our historical transactions, you’ll notice we have been able to integrate them successfully. We have also been able to return leverage to targeted levels. For example, after we closed Diversified, the second time we doubled the size of our company, we rapidly reduced debt to EBITDA ratio from 4.0 at closing to our targeted levels. Thus, we are both familiar and comfortable with the leverage of this transaction. We’re committed to taking the same approach in our proposed transaction with Caremark. Given our proven track record of successfully integrating and optimizing the performance of the businesses we have acquired, Express Scripts expects to realize the benefits of this transaction quickly and efficiently following its completion.
And the next slide, Slide 14, illustrates how our stock has performed as we successfully integrated these companies. We have consistently created stockholder value.
The growth story of CVS and Express Scripts can be told in two lines. The Slide 15 shows, if you had invested $100 in CVS in 1997, you would have approximately $315 today. If you had invested that same $100 in Express Scripts, you would have $1,531 today. Now I’m going to turn this over to George who will talk about the road map to completion of this transaction.
George Paz - Express Scripts, Inc. — President, CEO
Before I discuss the next step, I just wanted to point out that both Express Scripts and Caremark have dedicated people who have made the companies what they are today. Our cultures are compatible and this transaction will represent great opportunities. We are excited about working with Caremark’s employees in the future. We have described to you today that we believe our proposal is superior to the CVS transaction for Caremark.
Clearly, this combination is a compelling one, both strategically and financially. We look forward to working with Caremark’s board to have our proposal declared likely to be superior and begin due diligence immediately. We believe that confirmatory due diligence can take place rapidly. Additionally, we also intend to begin the regulatory process immediately, and once due diligence is completed, sign a merger agreement quickly. We believe that any requirements can be met in a timely manner. Of course, that is subject to the termination of CVS transaction or alternatively, Caremark stockholders not approving it.
We are confident that the regulators understand the competitive nature of the PBM industry, including PBM’s owned by national health plan, such as Aetna, CIGNA, United and WellPoint and PBM’s owned by national retailers such as Walgreens and CVS, as well as dozens of independent PBM’s and other competitors. We see that the marketplace has become much more competitive over the last several years. In fact, the FTC has commented several times, most recently in its PBM mail order study on the robust level of competition in the PBM business. We are confident that we can surpass any regulatory hurdles, because this is — because this transaction will be good for the PBM customers of Caremark and Express Scripts, as well as deliver even greater value to them as a combined company.
In order to close this transaction, which we anticipate would be in the third quarter of 2007, we would require the approval of both company’s stockholders. On Slide 17, before taking your questions, I would like to briefly reemphasize the powerful strategic rationale of this combination. Express Scripts and Caremark have highly complementary businesses, and together we will have scale that provides significant efficiencies and extremely strong financial profiles.
These attributes represent a transaction that we believe will generate considerable value for all of our stockholders, as well as planned sponsors and patients. Operator, we would now be happy to open it up for questions.
QUESTIONS AND ANSWERS
Operator
Thank you. [OPERATOR INSTRUCTIONS] Your first question is coming from Robert Willoughby of Bank of America Securities.
Robert Willoughby - Banc of America Securities — Analyst
Thank you. George, can you possibly speak to how the FTC reviewed some of your prior transactions in the late 90s? On what basis did they focus on there in terms of calculating your market share? And maybe, secondarily, if you had a comment possibly on the Tricare contract, we know that is up for renewal here sometime this month?
George Paz - Express Scripts, Inc. — President, CEO
Yes, with respect to the Tricare contract, that transaction is currently scheduled to be decided on December 24. We have not had any news regarding that— where they stand with respect to that transaction, or the timing of the contract at this time.
With respect to the prior FTC, I don’t feel like we should probably get into that at this stage, but I will tell you that it’s clearly the large health plans have made significant investments with respect to their PBM offering, and we see them in the marketplace regularly. Between the PBM, the retailers, and the independent, there is a significant amount of competition out there, and we believe that this is a very good transaction to create value for our combined shareholders, clients, and patients.
Robert Willoughby - Banc of America Securities — Analyst
I guess, George, why not get involved in some discussion on some of the past transactions, why is that not appropriate?
George Paz - Express Scripts, Inc. — President, CEO

Because we are currently getting — filing with the FTC. We have already had some conversation with them, and I think it’s probably, at this point — we, are again, I’ll restate that we are confident we can get through this process, but I don’t want to do anything that puts any of that at risk.
Robert Willoughby - Banc of America Securities — Analyst
Okay. Thank you.
George Paz - Express Scripts, Inc. — President, CEO
Thank you, Robert.
Operator
Thank you, your next question is coming from Larry Marsh with Lehman Brothers.
Larry Marsh - Lehman Brothers — Analyst
Thanks. Maybe George and Ed, could you elaborate a little bit on what your assumptions might be around borrowing costs, the intangibles, allocation, and the lengths of time of which you’re amortizing those costs and the GAAP earnings number, or is that a little premature to talk about at this point?
George Paz - Express Scripts, Inc. — President, CEO
I’ll be happy to turn that over to Ed to talk about the specifics, but let me once again point out, as Ed said in our prepared comments, we are not a stranger to leverage and we believe it can really be used to maximize overall shareholder value. As you know when we bought DPS, we had hit the four times leverage ratio in the past and quickly and prudently paid it down. We have tremendous confident in this industry and believe that there is significant opportunities to get back to our one to two time leverage within a very short order of approximately three years. Ed, I would like you to address the other point?
Ed Stiften - Express Scripts, Inc. — SVP, CFO
Yes, thank you, Larry. With respect to the financing, at this point, we would probably be looking at either a combination of bank and bonds or possibly all bank debt. We’d be looking for final maturities six to seven years out. Interest rates would be sort of at market for this kind of credit and maturities. And with respect to the amortization of the intangibles, historically what we have found is somewhere between 10 and 20% of the excess purchase price has fallen in that category of the amortizable intangibles, and typically, we have used something like a 15-year life for specialty and something like a 20-year life for PBMs. This puts a little bit of bounds around it for you, Larry, but we would look at 10 to 20% of excess purchase price being the amortizable capital asset and a life somewhere in the 15 to 20 year range.
Larry Marsh - Lehman Brothers — Analyst
Okay. Just maybe a follow-up. It doesn’t sound like you’re addressing sort of year one cost synergies at this point. It sounds like the 500 million is the run rate at the end of ’08. Are you in a position to comment about that, or do you need to do more confirmatory due diligence, as you describe it, and are there any — I guess this would be defined as a change of control for both parties or any larger contracts that would have a change of control provision that you can discuss?
George Paz - Express Scripts, Inc. — President, CEO
We’ll hold those questions until we have an opportunity to do a confirmatory due diligence.

Larry Marsh - Lehman Brothers — Analyst
Okay. So you’re not commenting today about what year one cost savings might be? Any sense of magnitude, though?
George Paz - Express Scripts, Inc. — President, CEO
As Ed said, we’ve given a range — just based on our historical acquisitions, we feel that these are very achievable in and are excited about this opportunity. But until we actually get in due diligence and sit down with the Caremark management team, we just probably as far as we can go right now.
Larry Marsh - Lehman Brothers — Analyst
Got it. And just a clarification, George, I hear you on the debt capacity and certainly your history would show, are you commenting as to what is your maximum debt capacity might be in this situation? You would be about 3.5 times pro forma, and you have been aside four times, are you commenting at all at this point?
George Paz - Express Scripts, Inc. — President, CEO
No, I think we’re very comfortable with where we’re at. Keep in mind that our business is a cash-producing business. We create negative working capital, so we don’t have all the capital commitment that a retailer and some of the other people have that would be consuming capital. We’re on the other side of that equation. As we create tremendous levels of cash flow, we’ll use those dollars to best position us to reward our shareholders, clients and patients.
Larry Marsh - Lehman Brothers — Analyst
Great. Okay, thank you.
Operator
Thank you. Your next question is coming from Tom Gallucci from Merrill Lynch.
Tom Gallucci - Merrill Lynch — Analyst
Thank you very much. Just a couple of quick ones. I know you have a big shareholder in New York life. Have you talked to them about this deal at all, do you know if you have their support, at this point or is it kind of news to them today, also?
George Paz - Express Scripts, Inc. — President, CEO
Yes, Tom, Sy Sternberg actually sits on our board and we had unanimous consent from our board for this transaction, as well as all our 13,000 employees at Express Scripts are extremely excited about this opportunity.
Tom Gallucci - Merrill Lynch — Analyst
Okay. And then. One thing you hadn’t addressed, how do you envision the management under the Newco under kind of the terms that you have outlined here?
George Paz - Express Scripts, Inc. — President, CEO

We have a tremendous amount of respect for our Mac Crawford, Howard McLure and the entire management team at Caremark, so we are really anxious to sit down and work with them and get the best of breed and best in practices and maximize value for our shareholders.
Tom Gallucci - Merrill Lynch — Analyst
Okay. Maybe on that note, I’ll just ask, in terms of your road map on Slide 16, the first one was upon invitation by the Caremark board to start due diligence. In the event they seem fairly committed to their other deal, what sort of plan B — how would you proceed to the extent, you’re just not invited in by them?
George Paz - Express Scripts, Inc. — President, CEO
We believe the offer we put on the table is truly a superior deal and I think after the Caremark board has the opportunity to review the transaction, we feel like that’s — that this deal is going to stand on its own two feet and we certainly know all of our options.
Tom Gallucci - Merrill Lynch — Analyst
Thank you.
Operator
Thank you. Your next question is coming from Glenn Santangelo from Credit Suisse.
Glen Santangelo - Credit Suisse — Analyst
George, just a quick question. In the marketplace, there’s been a lot of speculation. I think the Wall Street journal reported that potentially Medco was interested in Caremark as well and I think Mac Crawford’s comment that is he was concerned from an FTC perspective. What gives you confidence that you think a transaction could get done versus maybe some of those comments that were coming directly from Caremark?
George Paz - Express Scripts, Inc. — President, CEO
We’re not putting together a one and two, and we believe there is significant competition in the marketplace and we have the best advisers that have sat down with us and taken us through the situation and we feel confident that we can pass those hurdles.
Glen Santangelo - Credit Suisse — Analyst
George, maybe if I can also ask a follow-up. In the past couple of years, there’s been a lot of speculation with respect to Walgreens and Express Scripts getting together historically. There’s been some speculation about other combinations within the PBM space. Have you looked at other situations and concluded this was maybe the best move for Express Scripts?
George Paz - Express Scripts, Inc. — President, CEO
Clearly, we look at the opportunities in the marketplace and we — as we look at putting these two companies together, we believe the value that we can drive through the increased buying power and the increased efficiencies that can be gained, again, taking our business model, which is all about generics — we have the highest generic fill rate in the marketplace and I believe that equals the lowest drug trends for our clients. If we can take the power of our two teams, focus on promoting generics and low-cost options and delivering what America needs most. And that is the management of their drug spend, I think this is a powerful combination that is second to none.

Glen Santangelo - Credit Suisse — Analyst
Okay, thank you.
Operator
Thank you. Your next question is coming from Kemp Dolliver from Cowen and Company.
Kemp Dolliver - Cowen and Company — Analyst
Thanks. I acknowledge that you have not had an opportunity to look at any more than public information, but what’s the source of your ability to extract an additional $100 million in cost savings relative to what Caremark and CVS have suggested?
George Paz - Express Scripts, Inc. — President, CEO
Well, Kemp, as you know, those are two totally different transactions. We have a significant experience in putting together PBMs and knowing where to look. Clearly this is also public information that we’re using at this point, but based on our track record and our history, we just believe that we have the experience and the road map to find it. I don’t know if there’s anything else you would like to add to that?
Ed Stifted - Express Scripts, Inc. — SVP, CFO
I just think when you look at the power of these two companies working together to try and generate as much savings as we can for the consumers, I couldn’t be more excited about this possibility.
George Paz - Express Scripts, Inc. — President, CEO
Kemp, the other side to this is this is a — our synergies are all, at this time, on the expense reduction side, whether it be drug costs, efficiencies, so we’re not looking at any revenue synergies here. These are all things that we’ve had experience driving in the past.
Kemp Dolliver - Cowen and Company — Analyst
All right, thank you.
George Paz - Express Scripts, Inc. — President, CEO
Thank you. Thank you.
Operator
Your next question is coming from John Kreger from William Blair.
John Kreger - William Blair — Analyst
Thanks very much. George, as you sit down and try to explain this transaction to your key clients, what are the few things you’re going to lay out for them as the key ways in which you can bring new services to them under a combined entity?

George Paz - Express Scripts, Inc. — President, CEO
Well, it clearly will be best in breed. Our clients — just to stay competitive in a very competitive marketplace, we must constantly be reinventing ourself and inventing our approach to the marketplace and driving down drug trends. Caremark is a very good company that offers their plan sponsors very good alternatives as well. And I think putting the two of us together with the combined knowledge in this industry of these two companies really positions us well to take advantage of the generics coming to market, the specialty products coming to market. I like our position.
John Kreger - William Blair — Analyst
Great. Thank you.
Operator
Thank you. Your next question is coming from Andy Speller from A.G. Edwards.
Andy Speller - A.G. Edwards — Analyst
Hi, guys. Good morning. A question on the synergies, George, so you’re basically say, to get the extra $100 million, you guys know where to look for them. In that number, is there any netted out assumption with regard to potential loss business that might happen because of this acquisition?
George Paz - Express Scripts, Inc. — President, CEO
Andy, let me turn that over to Ed. He can speak — he’ll speak to that issue.
Ed Stiften - Express Scripts, Inc. — SVP, CFO
Yes, Andy, based on all our experience with acquisitions in the past and so forth, yes, we have factored in some opposite kinds of synergies, so the $500 million is a net synergy savings.
Andy Speller - A.G. Edwards — Analyst
Okay.
George Paz - Express Scripts, Inc. — President, CEO
Why don’t we take one more question?
Operator
Thank you. Your next question is coming from Lisa Gill from JP Morgan.
Lisa Gill - JP Morgan — Analyst
Great, thanks very much. George, if maybe if you could just talk about, if this transaction by temp doesn’t go through, do you think there needs to be additional consolidation within the PBM industry, and if not, how do you continue to compete on your own? And Ed, can you talk about the significant cash accretion from the deal as we look out to the first year that it is accretive?
George Paz - Express Scripts, Inc. — President, CEO

Well, we are very bullish on our position. As you know, we came out less than a month ago with our guidance for next year with a 20 to 24% guidance, so I don’t — we are, we are very confident in our future and the opportunities we have, but when we look back at the announcement of the CVS Caremark deal on November 1st, we just thought we could generate significantly more value for the Caremark shareholders, our shareholders, and our patients and clients. We’ve moved forward as such. Ed?
Lisa Gill - JP Morgan — Analyst
Ed, before you answer that — George, if you could touch on some of the issues that are out there, AMP, AWP, Wal-Mart. I think of them as being a non-issue, but I just wanted to get your thoughts, now that the AMP final regulations have come out. Is there anything you see on the horizon that we should be concerned about?
George Paz - Express Scripts, Inc. — President, CEO
No, I think we have been pretty vocal, as the other CEOs of the other PBMs have been that these issues, although they get a lot of press and they certainly have put some pressure on the stocks, we think these are things we can deal with. In our last conference call, we spoke about the fact that we had put up a reserve to help us, that we believe it can get us through the AWP issue. With respect to the Wal-Mart issue, again, promoting generics is right in our sweet spot. That’s a great answer. It’s a small bushel basket of the overall spend. I think that AMP — again keep in mind that anytime the government comes in and starts putting pressure on the supply chain, and I’m assuming that our counterparts at CVS and Walgreens are going to want to maintain their earnings rate, they’re going to put pressure back on to the planned sponsors, and that is where we are needed the most is to help our planned sponsors help to control costs in a very dynamic industry. I think all those things speak very well for our PBM. I think this transaction and our move here speaks to our confidence in the future of this industry.
Lisa Gill - JP Morgan — Analyst
Okay.
George Paz - Express Scripts, Inc. — President, CEO
Ed?
Ed Stiften - Express Scripts, Inc. — SVP, CFO
Okay, well, thank you very much —
Lisa Gill - JP Morgan — Analyst
Any comments on the accretion, Ed didn’t have a chance to answer.
Ed Stiften - Express Scripts, Inc. — SVP, CFO
On the accretion, repeat your question?
Lisa Gill - JP Morgan — Analyst
Do you have any comments on the cash accretion, for the first year it will be accretive for 2009?
Ed Stiften - Express Scripts, Inc. — SVP, CFO

Just that we believe that the first full year is post transaction is neutral and then beyond that, we believe to be materially accretive.
George Paz - Express Scripts, Inc. — President, CEO
Lisa, we’ll get a lot more detail after we’ve had to sit down with management, talk through the issue and do due diligence.
Lisa Gill - JP Morgan — Analyst
Okay. Thanks very much.
George Paz - Express Scripts, Inc. — President, CEO
Thank you. We really appreciate everyone taking the time to join us on this call on such short notice and look forward to talking to you all very soon. Thank you.
Operator
Thank you, ladies and gentlemen. This does conclude today’s teleconference. You may disconnect your lines at this time and have a wonderful day.
D I S C L A I M E R
Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.
THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
©2006, Thomson Financial. All Rights Reserved. 1440959-2006-12-18T12:30:43.220